SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

02076160

FORM 12-FA

SUBMISSION OF INFORMATION PURSUANT TO RULE 12g3-2(b) UNDER

THE SECURITIES EXCHANGE ACT OF 1934

OTHER THAN IN CONNECTION WITH AN INITIAL SUBMISSION

82-4306
(Issuer's file number)

PROCESSED
SEP 24 2002
THOMSON
FINANCIAL

RECEIVED
SEP 17 2002
151

CHECK APPROPRIATE BOX(ES):

[ ] ANNUAL REPORT (OR OTHER DOCUMENT) CONTAINING AUDITED FINANCIAL STATEMENTS
[ ] PROXY STATEMENT OR OTHER MATERIAL DISTRIBUTED TO SECURITY HOLDERS IN CONNECTION WITH A MEETING OF SECURITY HOLDERS
[✓] OTHER INFORMATION

SUPPL

ENERGY AFRICA LIMITED

(Exact name of Issuer as specified in its charter)

ENERGY AFRICA LIMITED

(Translation of Issuer's name into English)

If an annual report (or other document) containing audited financial statements for the issuer's most recently ended fiscal year is furnished with this Form, then to the extent such information is known or can be obtained without unreasonable effort or expense, furnish the following information: (i) the number of holders of each class of equity securities resident in the United States; (ii) the amount of each class of outstanding equity securities held by such residents; (iii) the percentage of each class of outstanding equity securities held by such residents; (iv) the title of class(es) of securities as to which such information relates; and (v) the dates as of which such information is provided.

attached are:

1) Firm Intention announcement (5 September 2002)
2) Cautionary announcement (6 September 2002)
3) Cautionary announcement (11 September 2002)

dlw 9/19

PETRONAS INTERNATIONAL CORPORATION LTD (LL 01650)

The Board of Directors
Energy Africa Limited
21st Floor
Metropolitan Centre
7 Coen Steytler Avenue
Cape Town, 8001
South Africa

5 September 2002

By hand and by fax

Offer to purchase for cash all of the issued shares in Energy Africa Limited ("Energy Africa") other than those already held by Engen Limited ("Engen")

1. **Offer**

1.1 This document sets out the terms on which Petronas International Corporation Ltd ("**PICL**"), a company incorporated in Labuan, Malaysia, intends to offer ("**the Offer**"), subject to the fulfilment of the conditions precedent set out in paragraph 4.1 below, to purchase all of the issued shares of R0.10 each ("**Shares**") in the capital of Energy Africa Limited ("**Energy Africa**"), other than those Shares already held by Engen, PICL or their concert parties on the date on which PICL declares the Offer unconditional ("**the Offer Shares**").

1.2 We understand that Energy Africa has 103,114,108 Shares in issue, of which Engen and its subsidiaries are the registered and beneficial owners of 58,458,464 Shares.

1.3 We may, in our sole and absolute discretion, waive or amend the conditions set out in paragraph 4.1.2 and 4.1.3 at any time prior to the closing of the Offer and we may, in our sole and absolute discretion, waive the condition set out in paragraph 4.1.4 prior to the Offer being declared unconditional.

2. **Price**

2.1 The offer price is R43.75 per Offer Share, in cash.

2.2 The offer price is final and will not be increased.

3. **Mechanics**

3.1 The Offer will be implemented by way of a general offer made by PICL for the Offer Shares to all of the shareholders of Energy Africa other than Engen, PICL or their concert parties on the date PICL declares the Offer unconditional. The Offer will be made in accordance with the South African Securities Regulation Code and Rules of the Securities Regulation Panel ("**the Code**") and will accordingly follow the Code, and the time procedures laid down in the Code in relation to offers of this kind. In accordance with the Code, a document containing the Offer will be posted to Energy Africa shareholders within 30 days of your notification to your shareholders of the receipt of the Offer. The Offer will be open for an initial period of 21 days, and we may extend the period during which the Offer is open, subject to the Code, in our sole and absolute discretion.

3.2 If PICL should receive acceptances for the Offer during the offer period (as that period may be extended by PICL in its sole discretion in accordance with the Code) from shareholders holding not less than nine-tenths of the Offer Shares, PICL will invoke the compulsory acquisition procedures set out under section 440K of the South African Companies Act, 61 of 1973 (as amended) ("**the Act**") in order to expropriate the remaining Offer Shares held by non-accepting offerees.

3.3 We confirm that our financial advisers are in a position to provide the South African Securities Regulation Panel with the required confirmation that we have sufficient cash resources necessary to implement the Offer should it be accepted in full.

4. **Conditions precedent**

4.1 The Offer is subject to the fulfilment of the following conditions precedent:

4.1.1 the approval of the JSE Securities Exchange South Africa ("**JSE**"), South African Securities Regulation Panel and other relevant regulatory authorities (if any) to the Offer and all of the offer documents associated with implementing the Offer by no later than the end of the offer period;

4.1.2 to the extent necessary, the consents of any third parties to material contracts of Energy Africa to the acquisition by PICL of the Offer Shares, by no later than the end of the offer period;

4.1.3 shareholders holding not less than nine-tenths of the Offer Shares accepting the Offer during the offer period; and

4.1.4 PICL not becoming aware prior to the Offer being declared unconditional of any adverse effect, fact or circumstance which is material with regard to the present operations, business, continued existence, assets, revenues or financial position of Energy Africa. For the purposes of this paragraph 4.1.4, "material" shall mean any effect, fact or circumstance which has an adverse effect of 10% or more on Energy Africa's assets and/or revenues and/or reserves.

4.2 References to the "offer period" in paragraph 4.1 are to such period as it may be extended by PICL in its sole and absolute discretion in accordance with the Code.

5. **Governing law**

This letter will be governed by and construed in accordance with the laws of the Republic of South Africa.

We are enclosing a draft announcement of the Offer, which the JSE has agreed may be released before the JSE opens tomorrow.

Yours faithfully

____

PETRONAS INTERNATIONAL CORPORATION LTD

duly authorised

Received by ________________________________ for and on behalf of Energy Africa Limited.

____

Signature

____

Date

____

Time

[For immediate release]

Petronas International Corporation Ltd
(Incorporated in Labuan, Malaysia)
(A wholly-owned subsidiary of Petroliam Nasional Berhad)

Not for release, publication or distribution in or into Australia, Canada, Japan or the United States of America

FIRM INTENTION ANNOUNCEMENT

PICL to Make a Final Cash Offer to Acquire All of Energy Africa's Issued Share Capital Not Already Held by Engen for ZAR2.0 BN

1. *INTRODUCTION*

Petronas International Corporation Ltd ("PICL") intends to make a final cash offer to acquire the entire issued share capital of Energy Africa Limited ("Energy Africa" or the "Company"), other than those shares already held by Engen Limited ("Engen"), PICL or their concert parties on the date on which PICL declares the Offer unconditional (the "Offer Shares"), for a cash consideration of ZAR43.75 per Energy Africa share in cash (the "Offer Price")(the "Offer"). PICL's subsidiary, Engen, owns directly or indirectly 56.7 per cent of the issued share capital of Energy Africa.

2. BACKGROUND TO THE OFFEROR

PICL is a wholly-owned subsidiary of Petroliam Nasional Berhad ("Petronas"), the national oil and gas company of Malaysia. Petronas, together with its subsidiaries and associated companies, is a fully integrated oil and gas company engaged in a broad spectrum of upstream and downstream oil and gas operations and petrochemical operations.

Having invested approximately ZAR5 Bn in relation to its acquisition of Engen and provided additional capital in respect of Engen's ongoing requirements, PICL is already one of South Africa's largest foreign direct investors. The Offer represents significant additional foreign investment in South Africa and confirms further Petronas' long-term commitment to South Africa.

3. REASONS FOR OFFER

PICL has noted the market's continued concern and the related uncertainty created by the limited liquidity available in the Energy Africa shares.

In addition, the potential for Energy Africa to raise new equity to fund the expansion of its activities into oil and gas field development has been the subject of continued market speculation.

PICL believes Energy Africa has reached a critical stage in its evolution. The Company is confronting a new challenge as it enters a phase of high development spending. Many of the smaller, independent exploration companies that have attempted to transform themselves into development companies have experienced a period of lower and more volatile shareholder returns. PICL believes that Energy Africa lacks the scale and diversity to exploit fully both its exploration and development activities and preserve an attractive risk-return profile. This, coupled with recent unsuccessful drilling results, has

increased the uncertainty surrounding the Company's prospects. PICL further believes that Energy Africa's ability to fund its substantial development needs is unlikely to change in the near future.

PICL, together with representatives of Engen, has had discussions with Energy Africa's directors and management about the Company's liquidity, scale and funding requirements. These discussions have led PICL to conclude that it will need to become more actively involved in Energy Africa's activities, both financially and operationally, if it is to ensure the future success of Energy Africa's development business. The Offer is therefore intended to enable PICL to assimilate the Company into Petronas' strongly capitalised and integrated operations, while giving minority shareholders an opportunity to liquidate their shareholdings at an attractive cash price.

PICL encourages Energy Africa shareholders to accept its Offer, noting:

- the Offer Price is in excess of the Company's all-time high share price of ZAR43.05;
- the Offer Price represents a premium of 25 per cent to the closing share price prevailing on 4 September 2002 (the last day prior to this announcement);
- payment of dividends by Energy Africa continues to be unlikely in the short-term;
- continued high volatility in the financial markets;
- the great uncertainty regarding the Company's prospects and direction; and
- the Offer provides Energy Africa shareholders with a mechanism to realise a premium in a relatively illiquid investment that has uncertain prospects.

4. TERMS OF THE OFFER

4.1 The Offer Consideration

The Offer will be for a cash consideration of ZAR43.75 per Energy Africa share. This represents a premium of 25 per cent to the closing price of ZAR35.00 per Energy Africa share on 4 September 2002 (the last day prior to this announcement).

The Offer is final and will not be increased.

4.2 Conditions

The Offer will be subject to the following conditions:

4.2.1 the receipt by PICL of valid acceptances in respect of not less than 90 per cent of the Offer Shares (or, such lesser percentage as PICL may decide);

4.2.2 PICL not becoming aware prior to the Offer being declared unconditional of any adverse effect, fact or circumstance which is material with regard to the present business, continued existence, assets, revenues or financial position of Energy Africa. For this paragraph 4.2.2, "material" shall mean any effect, fact or circumstance which has an adverse effect of 10%

or more on Energy Africa's assets and/or revenues and/or reserves;

4.2.3 the approvals of the relevant regulatory authorities; and

4.2.4 to the extent necessary, the consents of any third parties.

PICL reserves the right, in its sole and absolute discretion, to amend and/or waive the conditions set out in paragraph 4.2.1 and 4.2.4 at any time prior to the closing of the Offer and, in its sole and absolute discretion, to waive the condition set out in paragraph 4.2.2 prior to the Offer being declared unconditional. PICL intends to invoke the provisions of S440K of the Companies Act, No. 61 of 1973, as amended ("S440K"), should the required acceptance level be reached.

5. DELISTING OF ENERGY AFRICA

PICL intends to delist Energy Africa at the earliest opportunity.

6. SHARES HELD BY PICL

PICL controls 58,458,464 Energy Africa shares, held indirectly through Engen or its wholly-owned subsidiaries, constituting 56.7 per cent of the issued share capital of Energy Africa.

7. CONFIRMATION OF FINANCIAL RESOURCES

Morgan Stanley South Africa (Pty) Limited has confirmed to the Securities Regulation Panel ("SRP"), and to the SRP's satisfaction, that PICL has sufficient resources to honour its commitments in terms of the Offer.

8. SPECIAL ARRANGEMENTS

8.1 No arrangements, undertakings or agreements have been concluded between PICL, Energy Africa or any party acting in concert with either of them, in relation to the shares which are the subject of the Offer.

8.2 No arrangements, undertakings or agreements (including any compensation arrangements), which have any connection with, or dependence on the Offer, exist between PICL, or any concert party, and any director of Energy Africa or any person who was a director of Energy Africa during the 12 months prior to the Offer, or any holder of Energy Africa shares or any person who was a holder of Energy Africa shares within a period of 12 months prior to the Offer.

9. OFFER DOCUMENT

An offer document will be posted within 30 days from the date hereof.

10. OTHER MATTERS

It is PICL's intention, if and to the extent permissible, to allow those investors whose interests in shares of Energy Africa are held in the form of Global Depositary Receipts to participate in the Offer, by extending the Offer to them or otherwise.

The Offer is not being and will not be made, directly or indirectly, in or into, or by use of mails or any means of instrumentality (including, without limitation, facsimile transmission, telephone and

internet) of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States of America, its territories and possessions, any State of the United States and the District of Columbia (the "United States") and the Offer will not be capable of acceptance by any such use, means, instrumentality or facilities or from within the United States. Accordingly, copies of this document are not being, and must not be, mailed or otherwise forwarded, distributed or sent in or into or from the United States and persons receiving this document (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send it into or from the United States. Doing so may render invalid any purported acceptance.

Johannesburg
5 September 2002

Financial adviser
Morgan Stanley South Africa (Pty) Limited

Strategic adviser
Lambert Energy Advisory Ltd.

Legal counsel
Freshfields Bruckhaus Deringer

South African counsel
Webber Wentzel Bowens

South African investment bank
Nedcor Investment Bank Limited

For enquiries, contact:

Petronas South Africa
Azrin Mohd Azmi
Manager: Business Development Sub-Saharan Africa
Phone: +27 (0)21 418 8740
Mobile: +27 (0)82 904 3432

Morgan Stanley
Beth Mandel
Managing Director
Phone: +27 (0)11 507 0810
Mobile: +27 (0)82 891 4731

Energy Africa Ltd

Cautionary announcement

The following is the text of an advertisement placed by Energy Africa in certain South African newspapers today:

"Urgent message for Energy Africa shareholders. Why you should wait.

Energy Africa advises its shareholders to continue exercising extreme caution before dealing in the shares of the company.

Petronas has made an unsolicited offer for all the shares in Energy Africa, other than the shares held by Engen Limited, its subsidiaries, Petronas or their concert parties.

Except with the consent of the Securities Regulation Panel the Petronas offer, subject to the conditions contained therein, cannot be withdrawn until a minimum of 21 days after Petronas has posted its offer document to Energy Africa shareholders. You will have until at least the 21st day after the offer document has been posted to accept the offer, should you decide to do so. Petronas has yet to post its offer document, which it is obliged to do no later than 5 October 2002.

Your Board firmly believes that the offer does not fully value your company.

Your Board is determined to achieve maximum value for Energy Africa shareholders. Your Board, together with its advisers, is examining all options to maximise value for Energy Africa shareholders and will be writing to Energy Africa shareholders in due course.

Your Directors do not intend to accept the offer in respect of their own beneficial holdings of Energy Africa shares.

Shareholders are strongly advised to exercise extreme caution and consult with their independent financial adviser before dealing in Energy Africa shares."

11 September 2002

Enquiries:

Rhidwaan Gasant
Managing Director, Energy Africa — Tel: + 27 21 400 7600

Definitions:

'Energy Africa'	:Energy Africa Limited
'Petronas'	:Petronas International Corporation Limited
'Board'	:Board of Energy Africa Limited excluding the Engen Limited appointed directors (Dato' M Idris Mansor, George B D Paul and Tunku M Fawzy b. Tunku Muhiyiddin)
'Directors'	:Directors of Energy Africa Limited excluding the Engen Limited appointed directors (Dato' M Idris Mansor, George B D Paul and Tunku M Fawzy b. Tunku Muhiyiddin)

URGENT MESSAGE

for **Energy Africa** shareholders

Why you should wait...

Energy Africa advises its shareholders to continue exercising extreme caution before dealing in the shares of the company

Petronas has made an unsolicited offer for all the shares in Energy Africa, other than the shares held by Engen Limited, its subsidiaries, Petronas or their concert parties

Except with the consent of the Securities Regulation Panel the Petronas offer, subject to the conditions contained therein, cannot be withdrawn until a minimum of 21 days after Petronas has posted its offer document to Energy Africa shareholders. You will have until at least the 21st day after the offer document has been posted to accept the offer, should you decide to do so. Petronas has yet to post its offer document, which it is obliged to do no later than 5 October 2002

Your Board firmly believes that the offer does not fully value your company

Your Board is determined to achieve maximum value for Energy Africa shareholders. Your Board, together with its advisers, is examining all options to maximise value for Energy Africa shareholders and will be writing to Energy Africa shareholders in due course

Your Directors do not intend to accept the offer in respect of their own beneficial holdings of Energy Africa shares

Shareholders are strongly advised to exercise extreme caution and consult with their independent financial adviser before dealing in Energy Africa shares

Definitions:

'Energy Africa'	: Energy Africa Limited
'Petronas'	: Petronas International Corporation Limited
'Board'	: Board of Energy Africa Limited excluding the Engen Limited appointed directors (Dato' M Idris Mansor, George B D Paul and Tunku M Fawzy b.Tunku Muhiyiddin)
'Directors'	: Directors of Energy Africa Limited excluding the Engen Limited appointed directors (Dato' M Idris Mansor, George B D Paul and Tunku M Fawzy b.Tunku Muhiyiddin)

ENERGY AFRICA

Shareholders are strongly advised to exercise extreme caution and consult with their independent financial adviser before dealing in Energy Africa shares

ENERGY AFRICA

Energy Africa Limited
Registration number: 1995/007140/06
Incorporated in the Republic of South Africa
JSE code: ENR / ISIN code: ZAE0000/0427

Energy Africa Limited
Cautionary Announcement in relation to Petronas' Firm Intention Announcement

The board of Energy Africa Limited ("Energy Africa"), excluding the Engen-appointed directors (Dato' M Idris Mansor, George B D Paul and Tunku M Fawzy b. Tunku Muhiyiddin), has noted the announcement by Petronas International Corporation Ltd ("Petronas") of its intention to make a cash offer to acquire the entire issued share capital of Energy Africa not owned by Engen Limited at a price of ZAR43.75 per share ("the Offer").

Energy Africa regrets that Petronas did not approach Energy Africa to have any discussions regarding this Offer prior to its public announcement.

Energy Africa believes that the Offer does not fully value the Company.

Energy Africa has retained Rothschild to advise it on the offer and how the offer affects holders of all securities in Energy Africa. Merrill Lynch are stockbrokers to Energy Africa.

Energy Africa will advise shareholders of its views on the Offer, once a formal offer document from Petronas has been issued and Energy Africa has had the opportunity to consider the full details of the Offer.

Shareholders are advised to exercise caution when dealing in the securities of Energy Africa.

6 September 2002

Cape Town

Press Enquiries

Energy Africa
Rhidwaan Gasant +27 21 400 7600